Filed pursuant to Rule 433 of the Securities Act of 1933

Registration Statement No. 333-217017

Issuer Free Writing Prospectus
Dated March 29, 2017

Seabridge Gold Inc.

C$14,300,000 Bought Deal Public Offering of Common Shares

Term Sheet

The Company (as defined herein) has filed a registration statement on Form F-10 (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any of the Underwriters participating in the offering will arrange to send you the prospectus if you request it by contacting: Canaccord Genuity Corp., attention: Syndication, 161 Bay Street, Suite 3100, Toronto, ON, M5J 2S1, email: ecm@canaccordgenuity.com; and Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or Cantor Fitzgerald & Co., attention: Equity Capital Markets, 110 East 59th Street, New York, New York, 10022, telephone: (212) 829-7122.

A corresponding pre-effective amendment to the registration statement on Form F-10 with the SEC and an amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada, except Québec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.

There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued and the registration statement on Form F-10 has become effective.

This document does not provide full disclosure of all material facts relating to the Company or the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Date:	March 29, 2017

Issuer:	Seabridge Gold Inc. (the “Company”).

Lead Underwriters:	Canaccord Genuity Corp. and Cantor Fitzgerald Canada Corporation (collectively, the “Lead Underwriters”).

Underwritten Offering:	1,000,000 common shares of the company (the “Common Shares”).

Offering Price:	C$14.30 per Common Share (the “Issue Price”).

Gross Proceeds:	C$14,300,000 (C$15,730,000 upon the exercise in full of the Over-Allotment Option as defined below).

Over-Allotment Option:	The Company grants the Underwriters an option, to cover over-allotments and for market stabilization purposes (the “Over-Allotment Option”), to purchase up to an additional 100,000 common shares of the Company (the “Over-Allotment Shares”) at a price of C$14.30 per Over-Allotment Share, exercisable at any time, for a period of 30 days after and including the Closing Date (as herein defined) (the Over-Allotment Option together with the Underwritten Offering shall be collectively referred to hereinafter as the “Offering”).

Use of Proceeds:	The net proceeds of the Offering will be used for exploration and development of the Company’s projects and for general working capital purposes.

Type of Transaction:	Bought deal public offering by way of short-form prospectus to be filed in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario (collectively the “Canadian Selling Jurisdictions”), all pursuant to a mutually acceptable underwriting agreement containing customary closing conditions and such other provinces of Canada and other jurisdictions as mutually agreed, and will be registered in the United States pursuant to a registration statement on Form F-10 filed under the multi-jurisdictional disclosure system, and may also be offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions (collectively, the “Selling Jurisdictions”).

Listing:	The Common Shares are listed on the Toronto Stock Exchange under the symbol “SEA”, and the New York Stock Exchange under the symbol “SA”.

Investor Eligibility:	The Offered Securities shall be eligible for RRSPs, RRIFs, RDSPs, TFSAs and DPSPs.

Underwriters’ Commission:	5.0% cash.

Closing Date:	April 27, 2017 or such earlier or later date as may be agreed upon by the Company and the Lead Underwriters (the “Closing Date”).